SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1

Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: Ryanair Holdings plc LEI: 635400BR2ROC1FVEBQ56
2. Reason for the notification (please tick the appropriate box or boxes):
[X] An acquisition or disposal of voting rights
[ ] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify)iii:

3. Details of person subject to the notification obligationiv :
Name: The Goldman Sachs Group, Inc.		City and country of registered office (if applicable): Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, USA
4. Full name of shareholder(s) (if different from 3.)v: Goldman Sachs International
5. Date on which the threshold was crossed or reachedvi: 10/09/2020
6. Date on which issuer notified: 14/09/2020
7. Threshold(s) that is/are crossed or reached: Above 5%
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments(total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	5.04%	1.25%	6.29%	1,125,292,028
Position of previous notification (if applicable)	4.98%	1.26%	6.24%

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rightsix			% of voting rights
	Direct		Indirect	Direct	Indirect
IE00BYTBXV33			56,228,388	5.00%
US7835132033			439,550	0.04%

SUBTOTAL A			56,667,938	5.04%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expirationdatex		Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending	Open			844,542	0.08%

			SUBTOTAL B.1	844,542	0.08%

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Swap	09/06/2021		Cash	7,506,181	0.67%
Swap	27/09/2021		Cash	4,554,787	0.40%
CFD	03/09/2030		Cash	463,663	0.04%
CFD	30/04/2025		Cash	190,838	0.02%
CFD	19/08/2030		Cash	90,288	0.01%
CFD	29/04/2030		Cash	68,402	0.01%
CFD	08/07/2030		Cash	60,502	0.01%
CFD	12/06/2030		Cash	41,001	0.004%
CFD	28/05/2030		Cash	37,601	0.003%
CFD	15/06/2023		Cash	31,051	0.003%
CFD	18/03/2030		Cash	29,345	0.003%
CFD	28/07/2023		Cash	22,678	0.002%
CFD	21/08/2030		Cash	22,375	0.002%
CFD	23/08/2028		Cash	21,641	0.002%
CFD	22/08/2028		Cash	13,660	0.001%
CFD	15/04/2030		Cash	12,363	0.001%
CFD	24/03/2025		Cash	10,852	0.001%
CFD	21/08/2030		Cash	10,415	0.001%
CFD	17/08/2028		Cash	9,200	0.001%
CFD	11/10/2021		Cash	7,768	0.001%
CFD	15/06/2023		Cash	7,761	0.001%
CFD	21/08/2028		Cash	6,000	0.001%
CFD	02/05/2023		Cash	5,831	0.001%
CFD	08/04/2030		Cash	5,800	0.001%
CFD	23/02/2023		Cash	5,011	0.0004%
Swap	27/09/2024		Cash	3,698	0.0003%
Swap	17/11/2020		Cash	3,682	0.0003%
Swap	19/11/2020		Cash	3,553	0.0003%
CFD	15/05/2025		Cash	2,320	0.0002%
CFD	21/08/2030		Cash	2,210	0.0002%
CFD	24/03/2025		Cash	1,811	0.0002%
Swap	15/01/2021		Cash	1,752	0.0002%
CFD	24/03/2025		Cash	1,126	0.0001%
CFD	21/08/2030		Cash	1,057	0.0001%
CFD	21/08/2030		Cash	993	0.0001%
CFD	30/07/2030		Cash	956	0.0001%
CFD	09/09/2030		Cash	500	0.00004%
CFD	10/09/2030		Cash	500	0.00004%
CFD	30/07/2030		Cash	373	0.00003%
Swap	08/07/2022		Cash	368	0.00003%
CFD	30/07/2030		Cash	346	0.00003%
CFD	31/07/2030		Cash	324	0.00003%
Swap	05/07/2022		Cash	61	0.00001%
Swap	25/01/2022		Cash	27	0.000002%
Swap	17/05/2021		Cash	13	0.000001%
Swap	25/01/2022		Cash	13	0.000001%
Swap	25/01/2022		Cash	2	0.0000002%
CFD	10/09/2030		Cash	1	0.0000001%
			SUBTOTAL B.2	13,260,702	1.18%

10. Information in relation to the person subject to the notification obligation (please tick the applicable box):

[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

[X] Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Goldman Sachs Group, Inc.
Goldman Sachs (UK) L.L.C.
Goldman Sachs Group UK Limited
Goldman Sachs International	4.99%		6.19%

The Goldman Sachs Group, Inc.
Goldman Sachs & Co. LLC

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
Goldman Sachs Asset Management, L.P.

The Goldman Sachs Group, Inc.
IMD Holdings LLC
United Capital Financial Partners, Inc.
United Capital Financial Advisers, LLC

11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date]

12. Additional informationxvi:
Please note, the total amount of voting rights have been rounded to 2 decimal places therefore there is a possibility of a rounding error.
General email contact:
gs-regops-emea-position-enquiries@gs.com

Done at London on 14/09/2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 15 September, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary